

Mail Stop 3030

November 24, 2009

VIA U.S. MAIL AND FAX (609) 514-8554

Mr. John E. Yetter
Vice President and Chief Financial Officer
Derma Sciences, Inc.
214 Carnegie Center
Suite 300
Princeton, New Jersey 08540

> **Re:** **Derma Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and**
> **June 30, 2009**
> **File No. 001-13070**

Dear Mr. Yetter:

We have reviewed your response dated November 13, 2009 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. John E. Yetter
Derma Sciences, Inc.
November 24, 2009
Page 2

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Liquidity and Capital Resources, page 20</u>

<u>Cash Flow and Working Capital, page 21</u>

1.   Please refer to our prior comment 3. We see from your response that the underlying reason for the deterioration of the receivables was related to customers whose products were backordered who reacted by extending their payments. Please clarify for us whether the referenced receivables were initially recorded in connection with previously sold products or with the products that were backordered and not yet received by the customer. If these are receivables related to backordered product, please explain why you believe it was appropriate to record a receivable prior to shipment of the ordered products. Revise your future disclosures to clarify the product sales to which the referenced receivables relate.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                Sincerely,

                                Jay Webb
                                Reviewing Accountant